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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-69479

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 Velocity Capital, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street – Suite 502
(No. and Street)

New York   NY   10005
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matteo Amato   (646) 837-0056
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name - if individual, state last, first, middle name)

485 Lexington Ave, Floor 11   New York   NY   10017
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Velocity Capital, LLC

As of December 31, 2020
And Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Velocity Capital, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x]   Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included above) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation.
[x]   An Affirmation.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 exemption.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

.

AFFIRMATION

I, <u>Matteo Amato</u>, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to Velocity Capital, LLC (the "Company") for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

<u>Matteo Amato</u>
Name

<u>Chief Financial Officer</u>
Title

**Subscribed and sworn
to before me**



ROBERT E MEYER
Notary Public – State of New York
NO. 01ME6358188
Qualified in Richmond County
My Commission Expires May 8, 2021



3/11/2021

Velocity Capital, LLC
Index

.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Velocity Capital, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velocity Capital, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 11, 2021

1.

Velocity Capital, LLC
Statement of Financial Condition
For the year ended December 31, 2020

ASSETS

Cash	$	10,621,142
Securities borrowed		60,277,538
Securities owned, at fair value		33,182,810
Receivable from clearing organizations		14,430,122
Receivable from broker-dealers		3,635,581
Right-to-use asset		200,367
Investment - private company, at fair value		136,579
Other Assets		268,028
Total assets	$	122,752,167

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$	70,183,344
Securities sold, not yet purchased, at fair value		30,084,215
Payable to broker-dealers and clearing firm		1,790,306
Accrued expenses and other liabilities		610,108
Lease liability		241,103
Accounts payable		187,861
		103,096,937
Member's equity		19,655,230
Total Liabilities and Member's Equity	$	122,752,167

The accompanying notes are an integral part of this Statement of Financial Condition.

2

.

Note 1 – Organization and Nature of Business

Velocity Capital, LLC (the "Company"), a Nevada corporation formed on May 6, 2014, is a wholly owned subsidiary of VCT Holdings LLC ("VCT"), which VCT is ultimately wholly owned by Nexus Clearing, LLC ("Nexus"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA") and Options Clearing Corporation ("OCC"). The Company's principal business activities include securities borrow and securities loan activities, acting as a provider for broker dealers and financial institutions to borrow specific securities, and proprietary trading of US equities and listed options. The Company is approved by FINRA to self-clear.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which includes industry practices. The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

Use of Estimates
Management makes estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable. However, actual results could differ from those estimates and differences may be material.

Cash
The Company has all cash on deposit with major money center banks. Cash is carried at cost, which approximates fair value. The cash balances on deposit exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk.

Furniture and Equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. These balances of $61,481 are included in the Statement of Financial Condition in Other assets.

Accounts Payable
The balances reported in Accounts payable predominantly consists of amounts owed to various vendors for securities related activities, these amounts owed are less than 60 days outstanding.

Accrued expenses and other liabilities
The balances reported in Accrued expenses and other liabilities predominantly consists of audit fees, legal fees, regulatory fees, and employee compensation.

Income Taxes
The Company, as a limited liability company, was not subject to federal and state income tax, however, it was subject to New York City unincorporated business tax ("NYC UBT") from January 1, 2019 through February 29, 2019. Effective March 1, 2019, the Company became a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. The Company's income and loss are reported on its Parent income tax returns. The Parent is subject to NYC UBT and the Company reimburses its Parent for taxes incurred and attributable to

the Company's income, which is reported in the Parent's tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted ASC 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized int he financial statements and address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company did not have unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions.

Recently Adopted Accounting Pronouncement
On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The adoption did not have a material impact on the Company's financial statements.

FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

<u>Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient.</u> For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

<u>Securities Borrowed and Securities Loaned Activities</u>
Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Interest on such transactions is accrued and reported as receivable from broker-dealers and payables to broker-dealers, respectively. The market value of securities borrowed, and securities loaned are monitored, with additional collateral obtained or returned to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables and securities loaned, respectively. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities loaned transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited or returned with the Company as permitted under contractual provisions.

<u>Receivables from and to Broker-Dealers, and Clearing Organizations</u>
The Company's receivables from broker and dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, securities failed to receive, accrued interest receivables/payables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and an unaffiliated broker-dealer for certain business. This settlement activity is settled daily between the clearing organization and unaffiliated clearing broker-dealer and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company maintains awareness of the creditworthiness of the clearing organizations and brokers and dealers.

<u>Receivables from locate services</u>
Receivables from locate services are reported in receivables from brokers-dealers in the Statement of Financial Condition. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, reasonable and supportable forecasts. The Company does not have an allowance for credit loss recorded as of December 31, 2020.

Securities borrowed and securities loaned transactions
Securities borrowed and securities loaned transactions require the Company to deposit or return cash and other collateral with lender. Securities borrowed and securities loaned related items are out of scope for Topic 606.

Securities Transactions
The Company engages in trading activities for its own account. Securities that are held principally for resale are recorded at fair value with changes in fair value included in earnings. Securities owned and securities sold, not yet purchased are valued at fair value. Securities transactions are out of scope for Topic 606.

Note 3- Fair Value Measurements

The Company utilizes various methods to measure the fair value of investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and securities sold not yet purchased consist of US exchange traded equities – common stock and options, are traded on national securities exchange and are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and the last closing asked price if held short. Securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP. The Company's common stock and options owned and sold, not yet purchased are valued as Level 1 securities of December 31, 2020.

There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2020.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2020:

	Fair Value Measurement December 31, 2020			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Common stocks	$ 25,701,670	$ -	$ -	$ 25,701,670
Options	7,481,140	-	-	7,481,140
	$ 33,182,810	$ -	$ -	$ 33,182,810
Not readily marketable				
Private company	$ -	$ -	$ 136,579	$ 136,579
	$ 33,182,810	$ -	$ 136,579	$ 33,319,389
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 13,054,633	$ -	$ -	$ 13,054,633
Options	17,029,582	-	-	17,029,582
	$ 30,084,215	$ -	$ -	$ 30,084,215

Note 4 – Leases

The Company is obligated under a non-cancelable lease for its office space in New York City expiring in January 2022. The Company classified the lease as an operating lease. The lease does not contain renewal options. The weighted average remaining life of the lease term for the lease was 1.10 years as of December 31, 2020.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.43% in determining the lease liability as of December 31, 2020.

The Company made a policy election to exclude the recognition requirements of ASC 842 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2020.

Minimum future rental payments under the non-cancelable operating lease having remaining terms in excess of one year as of December 31, 2020 are as follows:

December 31,		
2021	$	224,521
2022		19,226
		243,747
Less: Imputed interest		2,644
Total lease liability		241,103

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2020, the Company had net capital, as defined, of $13,400,274 which was $13,150,274 in excess of its required net capital of $250,000.

Note 6 – Line of Credit

The Company has a secured financing arrangement with the Bank of Montreal that permits the Company to borrow an amount up to $10,000,000, bearing interest at the rate of 3.90% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. There was no outstanding principal balance at December 31, 2020.

The Company is required to pay an unused balance fee of 50bps on the average daily unused portion of the loan.

Velocity Capital, LLC
Notes to Statement of Financial Condition
December 31, 2020

Note 7 – Related Party Transactions

The Company engages in various securities transactions with a broker dealer affiliate.

At December 31, 2020, assets and liabilities with a related party consist of:

Assets		
Securities borrowed	$	25,307,596
Other assets		182,912
Total assets	$	25,490,508
Liabilities		
Securities loaned	$	4,568,402
Accrued expenses and other liabilities		355,465
Total liabilities	$	4,923,867

The Company has a shared services agreement from an affiliate, VCT Technologies which provides various computer related and informational technology support to the Company under a services agreement.

Effective June 1, 2020, the Company entered into a $15,000,000 unsecured line of credit agreement to an affiliate. This agreement was not drawn upon during 2020.

Note 8 – Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and conduit matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on a overnight or open basis, with rights to terminate by either counterparty. At December 31, 2020, the underlying collateral for securities borrowed and securities lending transactions were US denominated equities.

At December 31, 2020, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Fair value of collateral related to securities borrowed transactions	$ 55,356,384
Total	$ 55,356,384

At December 31, 2020, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

Fair value of collateral related to securities loaned transactions	$ 64,535,387
Total	$ 64,535,387

8

Note 9 – Credit Risk and Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices. The Company may from time to time be exposed to concentrated credit risk at the industry or geographic level, potentially exposing the company to a single market or political event or correlated set of events. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the Company's maximum amount of loss due to credit risk for its securities lending business.

The Company's exposure to credit risk associated with the nonperformance of these securities lending counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the securities lending counterparties to satisfy their obligations to the Company.

Note 10 – Novel Coronavirus ("COVID-19")

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. This impact could affect the Company's business and results of operations. The Company has taken precautions to protect the safety and well-being of its employees and customers. The Company is continuously monitoring circumstances surrounding COVID-19, as well as economic and market conditions, to determine potential effects on our clients, employees, and operations.

The ultimate financial impact is unknown at this time. However, if these actions are sustained, it may adversely impact several industries within our geographic footprint and impair the ability of the Company's customers to fulfill their contractual obligations to the Company. This could cause the Company to experience a material, adverse effect on our business operations, asset valuations, financial condition, and results of operations. As of the period ended December 31, 2020, the Company's operating results were not materially adversely impacted.

Note 11 - Subsequent Events

The Company made a capital withdrawal paid to VCT of $1,200,000 and $250,000 on January 26, 2021, and February 26, 2021, respectively. The Company received a capital contribution of $1,200,000 on January 29, 2021.

****